

September 15, 2009

Via U.S. Mail and Facsimile (702) 784-7601

Mr. Carlos Alcantara
Chief Executive Officer
Alcantara Brands Corporation
3753 Howard Hughes Parkway
Suite 200
Las Vegas, NV 89169

Re: **Alcantara Brands Corporation**
             Item 4.01 Form 8-K
             Filed August 13, 2009
             Item 4.01 Form 8-K/A
             Filed September 15, 2009
             File No. 333-149804

Dear Mr. Alcantara:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                /s/ Chris White

                                Chris White
                                Branch Chief